SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission File No.: 1-13079

Gaylord Entertainment Company

401(k) Savings Plan
(Full title of plan)

Gaylord Entertainment Company
One Gaylord Drive
Nashville, TN 37214
(Name of issuer of securities held pursuant to the plan
and address of principal executive office)

Gaylord Entertainment Company
401(k) Savings Plan

Report of Independent Registered Public Accounting Firm

Benefits Trust Committee for the
Gaylord Entertainment Company 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Gaylord Entertainment Company 401(k) Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the 2003 basic financial statements taken as a whole. The supplemental schedule of the Plan is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2003 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2003 basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

Dallas, Texas
June 18, 2004

Gaylord Entertainment Company 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31,	2003	2002
	(in thousands)
Assets
Investments, at fair value:
Mutual funds	$50,059	$37,828
Common collective trust	13,050	13,176
Common stock	2,672	1,848

	65,781	52,852
Participant loans, at cost	2,389	2,084

Total investments	68,170	54,936
Cash	536	812

Net assets available for benefits	$68,706	$55,748

See accompanying notes to financial statements.

Gaylord Entertainment Company 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2003
(in thousands)
Additions
Investment income:
Interest income on participant loans	$159
Dividend income	1,047
Net appreciation in fair value of investments	11,798

Total investment income	13,004

Employer matching contributions	1,772
Employer non-elective core contributions	2,278
Participants’ contributions	4,705

Total additions	21,759

Deductions
Benefits paid to participants	7,715
Net realized loss from investments	850
Administrative expenses	236

Total deductions	8,801

Net increase in net assets available for benefits	12,958

Net assets available for benefits, beginning of year	55,748

Net assets available for benefits, end of year	$68,706

See accompanying notes to financial statements.

Gaylord Entertainment Company 401(k) Savings Plan

Notes to Financial Statements

1.	Plan Description	The following description of the Gaylord Entertainment Company 401(k) Savings Plan (the “Plan”), provides only general information. Participants should refer to the plan agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General — Gaylord Entertainment Company (the “Company”) established the Plan, originally effective on October 1, 1980. The Plan is a profit sharing plan with a cash or deferral arrangement available to qualifying employees of the Company. The Plan is intended to conform to and qualify under Section 401 and 501 of the Internal Revenue Code of 1986 (IRC), as amended. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was amended and restated on April 1, 1996 and subsequently amended and restated effective January 1, 2002.

Administration — The Company is responsible for the administration and operation of the Plan. Milliman USA (the “Recordkeeper”) has been retained to provide recordkeeping services for the Plan. The Charles Schwab Trust Company (the “Trustee”) is responsible for the custody and management of the Plan’s assets.

Eligibility — An employee is eligible to participate in the Plan the first day of the payroll period on or after the day such employee has completed three months of eligible service, as defined in the Plan, and attained the age of twenty-one. Classes of employees excluded from participation in the Plan include: (1) certain employees covered by collective bargaining agreements, unless the agreement provides for plan participation, (2) casual employees, (3) leased employees, (4) hourly employees who were hired on an “on-call” basis and (5) non-resident, non-United States citizens.

Contributions — Participants may contribute up to 40% of their annual compensation, subject to certain limitations, with the contributions and earnings thereon being nontaxable until withdrawn from the Plan.

Gaylord Entertainment Company 401(k) Savings Plan

Notes to Financial Statements

The Company will match participant contributions up to 50% of that portion of the employee pre-tax contribution that does not exceed 6% of the participant’s compensation for each plan year.

The Company will make a non-elective contribution equal to 2% of each eligible employee’s covered compensation, regardless of participation. The covered compensation is limited to compensation actually received while eligible to participate in the Plan. Additionally, the Company will make an annual employer profit sharing contribution to eligible employees employed on December 31 of the plan year. The profit sharing contribution will range from 0% to 2% of each eligible employee’s covered compensation, regardless of participation.

Participants direct the investment of their contributions, employer matching contributions, employer non-elective contributions and employer profit sharing contributions into various investment options offered by the Plan.

Participants’ Accounts — Each participant’s account is credited with the participant’s and the Company’s contributions and an allocation of net plan earnings. Participants may direct the investment of their account balances into various investment options offered by the Plan. Currently, the Plan offers the Company’s common stock, ten mutual funds and one common/collective trust as investment options for participants.

Vesting — Participants are immediately vested in their voluntary contributions and any income or loss thereon. After one year of eligible service with 1,000 hours, participants become 25% vested in employer matching contributions, employer non-elective contributions and employer profit sharing contributions. Thereafter, participants vest in employer matching contributions, employer non-elective contributions and employer profit sharing contributions at a rate of 25% per year of service and are fully vested after four years of 1,000 hour eligible service.

All employer contributions vest immediately upon a participant’s death, disability, or attainment of the normal retirement age, as defined by the plan agreement.

Gaylord Entertainment Company 401(k) Savings Plan

Notes to Financial Statements

Payment of Benefits — Upon termination of service due to death, disability, retirement or separation, a participant receives the vested account balance in a lump-sum distribution or direct rollover into another qualified plan or individual retirement account. If the value of the vested account is greater than $5,000, the participant may elect to defer payment to a later date (but not beyond the participant’s normal retirement date).

In the event of financial hardship, as defined in the plan agreement, or where a participant has attained the age of 59 1/2, a participant may elect, while still in the employment of the Company, to withdraw all or part of their vested balance. A participant may receive a hardship withdrawal only after obtaining the maximum number of loans to which they are entitled. Cases of financial hardship are reviewed and approved by the Recordkeeper in accordance with the applicable provisions of ERISA. A participant may elect at any time to withdraw amounts that were contributed to the Plan as a rollover contribution, subject to certain limitations in the plan agreement.

Forfeitures — Forfeitures are used to reduce future Company contributions. Forfeited amounts at December 31, 2003 were not material to the financial statements.

Participant Loans — Participants may borrow up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear interest at the prime rate quoted in the Wall Street Journal on the first day of the month in which the loan is made, plus 2%. The loans are repaid ratably through payroll deductions over a period of five years or less for a general-purpose loan or over a period of ten years or less for a primary residence loan.

Voting Rights — Each participant is entitled to exercise voting rights attributable to the shares of the Company’s common stock allocated to his or her account and is notified by the transfer agent, SunTrust Bank, prior to the time such rights are to be exercised.

Gaylord Entertainment Company 401(k) Savings Plan

Notes to Financial Statements

Administrative Expenses — Substantially all administrative expenses of the Plan are paid directly by the Plan.

2.	Summary of Significant Accounting Policies	Basis of Accounting — The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition — Investments are stated at fair value, based upon quoted market prices, except for participant loans, which are stated at amortized cost, which approximates their fair value. Purchases and sales of investments are recorded on a settlement-date basis, which approximates investments recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits — Benefits are recorded when paid.

Reclassifications – Certain reclassifications have been made to amounts reported in prior year to conform to the current year’s presentation.

3.	Investments	The following presents investments that represent 5 percent or more of the Plan’s net assets (in thousands):

December 31	2003	2002
Dodge & Cox Balanced Fund	$18,266	$16,024
Schwab S & P 500 Fund	13,627	10,804
Gartmore Morley Stable Value Fund	13,050	13,176
Calamos Growth Fund Class A	5,336	3,485
Oakmark International Equity Fund	3,691	—
PIMCO Total Return Fund Inst’l Class	4,381	3,632

Total Investments above 5%	58,351	47,121
Total Investments below 5%	9,819	7,815

Total Investments	68,170	54,936

Gaylord Entertainment Company 401(k) Savings Plan

Notes to Financial Statements

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (in thousands):

Year ended December 31,	2003
Mutual funds	$9,649
Common collective trust	461
Shares of the Company’s common stock	838

Total investments	$10,948

4.	Plan Termination	Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants’ accounts will become fully vested and nonforfeitable.

5.	Income Tax Status	The Internal Revenue Service determined and informed the Company, in a letter dated December 4, 2003, that the Plan, as then designed, was qualified and the trust established under the Plan was tax-exempt under the appropriate sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Related Party Transactions	Certain Plan investments are shares of mutual funds managed by the Trustee, as defined by the Plan. Investments managed by the Trustee qualify as party-in-interest transactions. In addition, the Plan invests in common stock of the Company. At December 31, 2003 and 2002, the Plan held 89,522 and 89,698 shares, respectively, which represented less than 1% of the outstanding shares of the Company at that date.

Gaylord Entertainment Company 401(k) Savings Plan

Notes to Financial Statements

7.	Reconciliation of Financial Statements to Form 5500	The financial statements of the Plan, as prepared under accounting principles generally accepted in the United States of America, include distributions to participants as deductions when paid. The Department of Labor (DOL) requires that amounts allocated to participants who have elected to withdraw from the Plan, but have not been paid, be recorded as a liability on the Form 5500. Additionally, the DOL requires participant loans that violate the IRC to be recorded as deemed distributions on the Form 5500, although the Plan still holds the participant loans as an investment.

The following is a reconciliation of net assets available for benefits according to the financial statements compared to Form 5500 (in thousands):

December 31,	2003	2002
Net assets available for benefits per the financial statements	$68,706	$55,748
Deemed distributions	(58)	(48)

Net assets available for benefits per Form 5500	$68,648	$55,700

Gaylord Entertainment Company 401(k) Savings Plan

Schedule of Assets Held for Investment Purposes at End of Year

EIN: 73-0664379
Plan Number: 002

December 31, 2003
		(c)
		Description of Investment,
	(b)	Including Maturity Date, Rate		(e)
	Identity of Issue, Borrower	of Interest, Collateral, Par or	(d)	Current
(a)	or Similar Party	Maturity Value	Cost	Value
*	Gaylord Entertainment Company	Common Stock	a	$2,672,231
	Gartmore Morley Stable Value Fund	Common/Collective Trust	a	13,050,274
	Dodge & Cox Balanced Fund	Mutual Fund	a	18,265,611
	Baron Growth Fund	Mutual Fund	a	1,449,500
	Calamos Growth Fund Class A	Mutual Fund	a	5,336,179
	PIMCO Total Return Fund Inst’l Class	Mutual Fund	a	4,381,332
	Oakmark International Equity Fund	Mutual Fund	a	3,691,190
*	Schwab S & P 500 Fund	Mutual Fund	a	13,627,117
	Growth Fund of America	Mutual Fund	a	700,846
	PIMCO PEA Value Fund Inst’l Class	Mutual Fund	a	1,141,468
	Royce Opportunity Fund	Mutual Fund	a	839,556
	Hotchkis & Wiley Mid Cap Fund	Mutual Fund	a	625,356
		Maturity dates ranging from January 21, 2004 to May 19, 2014 and
*	Participant loans	interest rates ranging from 6.00% - 11.50%	—	2,389,051

				$68,169,711

* — A party-in-interest as defined by ERISA.
a — All investing activity is participant-directed. No disclosure of cost information is required.

See accompanying report of independent registered public accounting firm.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the Gaylord Entertainment Company 401(k) Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

GAYLORD ENTERTAINMENT COMPANY
401(k) SAVINGS PLAN
By:	Benefits Trust Committee for the
Gaylord Entertainment Company 401(k)
Savings Plan

Date: June 28, 2004	By:	/s/ J. Brian Byrd

	Name:	J. Brian Byrd

	Title:	Secretary of the Benefits Trust Committee

for the Gaylord Entertainment

Company 401(k) Savings Plan

     The following is a complete list of Exhibits filed or incorporated by reference as part of this annual report:

EXHIBITS

23.1	Consent of BDO Seidman, LLP